The Dreyfus Premier Third Century Fund, Inc.

SEMIANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Premier Third Century Fund, Inc., covering the six-month period from June 1, 2007, through November 30, 2007.

Volatility has returned to the U.S. stock market. The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the bond market has spread to other areas of the financial markets, including equities. In the ensuing "flight to quality" among investors, large, multinational growth companies fared relatively well while smaller and value-oriented stocks generally languished.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect slower financial conditions in 2008, lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Indeed, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through November 30, 2007, as provided by John R. O'Toole and Jocelin A. Reed, Portfolio Managers

Fund and Market Performance Overview

Stocks moved lower during a volatile period for the financial markets amid concerns regarding a U.S. economic slowdown and a credit crisis emanating from the sub-prime lending market. While the fund's returns suffered as a result of these factors, it produced higher returns than its benchmark due to positive sector allocations and good individual stock selections.

For the six-month period ended November 30, 2007, The Dreyfus Premier Third Century Fund produced total returns of –0.70% for Class A shares, –1.16% for Class B shares, –1.06% for Class C shares, –0.59% for Class I shares, –1.03% for Class T shares and –0.59% for Class Z shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a total return of –2.33% for the same period.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stocks of companies that, in our opinion, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America. In selecting stocks, we begin by using quantitative research to identify and rank stocks within an industry or sector. Next, based on fundamental analysis, we designate the most attractive of the higher ranked securities as potential purchase candidates. We then evaluate potential purchase candidates by industry or sector, to determine whether the company meets the fund's socially responsible investment criteria.

We next select investments from those companies that we consider to be the most attractive based on financial considerations. If there is more

than one company to choose from, we can select stocks of companies that we consider to have records that exhibit positive accomplishments in the fund's areas of social concern.

The fund normally focuses on large-cap growth stocks; however, we may emphasize different types of growth-oriented stocks and different market capitalizations within the large-capitalization range as market conditions warrant. The fund also may invest in value-oriented stocks, midcap stocks and small-cap stocks.

Limiting Losses in the Financials Sector

During the reporting period, the market sustained many of its sharper losses in the financials sector, where companies with exposure to sub-prime loans suffered steep declines. We had allocated a relatively small percentage of assets to the sector in light of slowing economic growth, which helped limit losses. The fund's relative performance also benefited from our decision to avoid most brokerage and asset management firms, some of which announced large write-offs during the reporting period. The fund's sole significant brokerage holding, The Goldman Sachs Group, proved adept at limiting its sub-prime exposure. In addition, the fund held a number of financial companies that have been insulated from the sub-prime credit crunch, including Northern Trust, which focuses on global securities servicing.

Enhancing Gains in Health Care and Technology

Overweighted exposure to the health care and technology sectors boosted the fund's relative performance during the reporting period. In the health care area, the fund held relatively few major pharmaceutical companies, focusing instead on better performing medical product makers, such as Becton, Dickinson and Co., and health care service providers, such as WellPoint. In the technology area, consumer electronics maker Apple surged higher on the strength of its iPhone introduction. Top performers in other sectors included consumer products companies PepsiCo and Procter and Gamble, which benefited from their presence in growing international markets.

On the other hand, the fund's underweighted exposure to petroleum-related stocks in the energy sector undermined returns as oil prices

climbed to record levels. Overweighted exposure to consumer cyclical stocks, particularly higher-end retailers such as Nordstrom and Coach, also detracted from relative performance as expectations for consumer spending deteriorated.

Focusing on Growth in a Slowing Economy

As of the reporting period's end, we have focused on companies that we believe can deliver growth in a slowing U.S. economy. We have found a number of such opportunities in the technology and health care sectors. In contrast, we have identified relatively few opportunities in the financials sector, where credit concerns recently have intensified, and in the energy sector, where we believe petroleum prices have reached speculative levels and slowing economic growth could ease demand.

Socially Responsible Investing and Workplace Relations

The fund's commitment to investing in companies that contribute to the enhancement of the quality of life in America is reflected in our attention to issues of workplace management relations. We look at the quality of a company's interactions with employees at every level of employment, seeking evidence of diversity in corporate strategy and practice. For example, the fund invests in PepsiCo, which demonstrates a commitment to equal opportunity with women such as CEO Indra K. Nooyi at the highest levels of management. We see the company's commitment to equal opportunity is part of a formal business strategy that recognizes diversity as a corporate asset supporting international growth. For further information regarding the fund's approach to socially responsible investing, please consult the fund's prospectus.

December 17, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Premier Third Century Fund, Inc. from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2007

	Class A	Class B	Class C	Class I	Class T	Class Z
Expenses paid per $1,000†	$ 6.73	$ 10.24	$ 9.90	$ 5.48	$ 9.65	$ 4.94
Ending value (after expenses)	$993.00	$988.40	$989.40	$994.10	$989.70	$994.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Class A	Class B	Class C	Class I	Class T	Class Z
Expenses paid per $1,000†	$ 6.81	$ 10.38	$10.02	$ 5.55	$ 9.77	$ 5.00
Ending value (after expenses)	$1,018.25	$1,014.70	$1,015.05	$1,019.50	$1,015.30	$1,020.05

† *Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.06% for Class B, 1.99% for Class C, 1.10% for Class I, 1.94% for Class T and .99% for Class Z, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007 (Unaudited)

Common Stocks–99.6%	Shares	Value ($)
Consumer Discretionary–8.3%		
Bed Bath & Beyond	75,200 [a,b]	2,365,040
Choice Hotels International	58,500	2,027,025
Coach	50,600 [b]	1,879,284
Darden Restaurants	67,000	2,665,930
Idearc	54,700	1,034,924
NIKE, Cl. B	55,400 [a]	3,637,010
Sotheby's	35,900 [a]	1,344,455
Target	43,300	2,600,598
Tiffany & Co.	45,200	2,098,636
TJX Cos.	81,200	2,382,408
Toyota Motor, ADR	15,600	1,757,340
Walt Disney	129,300	4,286,295
		28,078,945
Consumer Staples–10.5%		
Costco Wholesale	76,900	5,183,060
General Mills	54,800	3,296,220
Kimberly-Clark	63,900 [a]	4,460,859
PepsiCo	172,150	13,286,537
Procter & Gamble	123,400	9,131,600
		35,358,276
Energy–7.0%		
Anadarko Petroleum	85,500	4,839,300
ENSCO International	50,900 [a]	2,740,965
National Oilwell Varco	48,200 [b]	3,284,830
Nexen	79,800	2,266,320
Noble	71,200	3,711,656
Smith International	40,200 [a]	2,521,344
XTO Energy	70,100	4,333,582
		23,697,997
Financial–8.3%		
Bank of America	92,400	4,262,412
Chubb	43,600	2,378,380
Genworth Financial, Cl. A	74,200	1,947,008
Goldman Sachs Group	33,800	7,660,432
Hartford Financial Services Group	31,400	2,993,048

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Northern Trust	61,200	4,956,588
ProLogis	32,900	2,152,318
TD Ameritrade Holding	89,900 [b]	1,680,231
		28,030,417
Health Care−16.6%		
Aetna	75,600	4,224,528
Alcon	24,900	3,464,586
Amgen	81,600 [b]	4,508,400
AstraZeneca Group, ADR	45,900	2,174,742
Baxter International	91,800	5,496,066
Becton, Dickinson & Co.	61,300	5,071,349
Genzyme	69,600 [b]	5,215,128
Johnson & Johnson	177,200	12,003,528
Novartis, ADR	96,600	5,459,832
Quest Diagnostics	26,800 [a]	1,475,608
WellPoint	82,800 [b]	6,972,588
		56,066,355
Industrial−14.9%		
3M	50,900	4,237,934
Danaher	55,600	4,827,192
Eaton	39,100	3,492,021
Emerson Electric	209,600	11,951,392
Equifax	73,100	2,721,513
First Solar	7,000 [b]	1,660,050
Herman Miller	92,500 [a]	2,539,125
Manpower	70,400	4,301,440
Rockwell Automation	22,600	1,534,314
Rockwell Collins	70,700	5,098,884
United Technologies	105,800	7,910,666
		50,274,531
Information Technology−23.8%		
Accenture, Cl. A	92,000	3,179,520
Apple	50,000 [b]	9,111,000
Applied Materials	160,600	3,024,098
Cisco Systems	265,200 [b]	7,430,904

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Dell	177,200 [b]	4,348,488
EMC	182,700 [b]	3,520,629
Google, Cl. A	15,600 [b]	10,810,800
Intel	125,900	3,283,472
International Business Machines	102,000 [a]	10,728,360
National Semiconductor	115,200	2,633,472
News, Cl. B	342,000	7,414,560
QUALCOMM	118,800	4,844,664
STMicroelectronics (New York Shares)	89,600	1,363,712
Texas Instruments	205,600	6,490,792
Xerox	96,700 [a]	1,632,296
		79,816,767
Materials—3.0%		
Air Products & Chemicals	38,800	3,842,752
Praxair	35,000	2,988,300
Rohm & Haas	58,800 [a]	3,196,956
		10,028,008
Software—4.7%		
Microsoft	425,100	14,283,360
Symantec	83,700 [b]	1,489,860
		15,773,220
Telecommunication Services—.6%		
Windstream	167,800 [a]	**2,173,010**
Utilities—1.9%		
NiSource	106,300	1,967,613
Sempra Energy	68,400	4,283,208
		6,250,821
Total Common Stocks		
(cost $278,007,949)		**335,548,347**

Short-Term Investments—.0%	Principal Amount ($)	Value ($)
Negotiable Bank Certificate Of Deposit		
Self-Help Credit Union		
4.78%, 12/14/07		
(cost $100,000)	100,000	**100,000**

Other Investment−.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $23,000)	23,000 c	**23,000**
Investment of Cash Collateral for Securities Loaned−2.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $9,665,630)	9,665,630 c	**9,665,630**
Total Investments (cost $287,796,579)	**102.5%**	**345,336,977**
Liabilities, Less Cash and Receivables	**(2.5%)**	**(8,356,043)**
Net Assets	**100.0%**	**336,980,934**

ADR—American Depository Receipts

a   *All or a portion of these securities are on loan. At November 30, 2007, the total market value of the fund's securities on loan is $26,268,515 and the total market value of the collateral held by the fund is $27,072,098, consisting of cash collateral of $9,665,630 and U.S. Government and agency securities valued at $17,406,468.*

b   *Non-income producing security.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	23.8	Software	4.7
Health Care	16.6	Materials	3.0
Industrial	14.9	Short-Term/Money	
Consumer Staples	10.5	Market Investments	2.9
Consumer Discretionary	8.3	Utilities	1.9
Financial	8.3	Telecommunication Services	.6
Energy	7.0		**102.5**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $26,268,515)–Note 1(b):		
Unaffiliated issuers	278,107,949	335,648,347
Affiliated issuers	9,688,630	9,688,630
Cash		9,471
Receivable for investment securities sold		1,846,945
Dividends and interest receivable		424,582
Receivable for shares of Common Stock subscribed		22,826
Prepaid expenses		30,393
		347,671,194
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		279,741
Liability for securities on loan–Note 1(b)		9,665,630
Payable for shares of Common Stock redeemed		598,737
Interest payable–Note 2		233
Accrued expenses		145,919
		10,690,260
Net Assets ($)		**336,980,934**
Composition of Net Assets ($):		
Paid-in capital		375,528,595
Accumulated undistributed investment income–net		1,871,367
Accumulated net realized gain (loss) on investments		(97,959,426)
Accumulated net unrealized appreciation (depreciation) on investments		57,540,398
Net Assets ($)		**336,980,934**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T	Class Z
Net Assets ($)	15,667,461	3,023,033	3,372,156	867,818	477,110	313,573,356
Shares Outstanding	1,570,402	323,566	359,507	85,321	49,728	30,899,141
Net Asset Value Per Share ($)	**9.98**	**9.34**	**9.38**	**10.17**	**9.59**	**10.15**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	2,171,931
Affiliated issuers	51,786
Income from securities lending	14,160
Interest	2,465
Total Income	**2,240,342**
Expenses:	
Management fee–Note 3(a)	1,287,152
Shareholder servicing costs–Note 3(c)	325,754
Professional fees	56,489
Registration fees	28,169
Distribution fees–Note 3(b)	26,931
Prospectus and shareholders' reports	14,940
Custodian fees–Note 3(c)	13,953
Directors' fees and expenses–Note 3(d)	3,930
Loan commitment fees–Note 2	1,100
Interest expense–Note 2	162
Miscellaneous	5,989
Total Expenses	**1,764,569**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(112)
Net Expenses	**1,764,457**
Investment Income–Net	**475,885**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,027,147
Net unrealized appreciation (depreciation) on investments	(6,738,296)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,711,149)**
Net (Decrease) in Net Assets Resulting from Operations	**(2,235,264)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007
Operations ($):		
Investment income—net	475,885	1,395,482
Net realized gain (loss) on investments	4,027,147	12,005,055
Net unrealized appreciation (depreciation) on investments	(6,738,296)	47,344,374
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,235,264)**	**60,744,911**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,601,751	6,668,738
Class B shares	–	44,772
Class C shares	293,335	871,301
Class I shares	202,235	27,696
Class T shares	95,296	124,517
Class Z shares	2,577,032	6,311,693
Cost of shares redeemed:		
Class A shares	(2,217,227)	(5,193,067)
Class B shares	(1,685,972)	(5,706,534)
Class C shares	(421,405)	(607,471)
Class I shares	(47,469)	(86,757)
Class T shares	(31,083)	(387,308)
Class Z shares	(21,797,861)	(59,346,362)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(20,431,368)**	**(57,278,782)**
Total Increase (Decrease) in Net Assets	**(22,666,632)**	**3,466,129**
Net Assets ($):		
Beginning of Period	359,647,566	356,181,437
End of Period	**336,980,934**	**359,647,566**
Undistributed investment income—net	1,871,367	1,395,482

	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007
Capital Share Transactions:		
Class A[b]		
Shares sold	262,323	734,825
Shares redeemed	(225,184)	(565,754)
Net Increase (Decrease) in Shares Outstanding	**37,139**	**169,071**
Class B[b]		
Shares sold	–	5,054
Shares redeemed	(180,538)	(671,215)
Net Increase (Decrease) in Shares Outstanding	**(180,538)**	**(666,161)**
Class C		
Shares sold	31,436	103,963
Shares redeemed	(45,108)	(71,366)
Net Increase (Decrease) in Shares Outstanding	**(13,672)**	**32,597**
Class I		
Shares sold	20,401	2,983
Shares redeemed	(4,693)	(9,249)
Net Increase (Decrease) in Shares Outstanding	**15,708**	**(6,266)**
Class T		
Shares sold	9,988	14,133
Shares redeemed	(3,239)	(43,329)
Net Increase (Decrease) in Shares Outstanding	**6,749**	**(29,196)**
Class Z		
Shares sold	256,070	682,180
Shares redeemed	(2,163,699)	(6,432,727)
Net Increase (Decrease) in Shares Outstanding	**(1,907,629)**	**(5,750,547)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended November 30, 2007, 136,685 Class B shares representing $1,275,695 were automatically converted to 128,355 Class A shares and during the period ended May 31, 2007, 393,765 Class B shares representing $3,346,671 were automatically converted to 372,011 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (excluding portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2007	Year Ended May 31,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.05	8.48	8.19	7.93	6.84	8.05
Investment Operations:						
Investment income (loss)–net [a]	(.00)[b]	.02	(.02)	.00[b]	(.04)	(.02)
Net realized and unrealized gain (loss) on investments	(.07)	1.55	.31	.26	1.13	(1.19)
Total from Investment Operations	(.07)	1.57	.29	.26	1.09	(1.21)
Net asset value, end of period	9.98	10.05	8.48	8.19	7.93	6.84
Total Return (%)[c]	(.70)[d]	18.52	3.54	3.28	15.94	(15.03)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.35[e]	1.29	1.25	1.35	1.32	1.36
Ratio of net expenses to average net assets	1.35[e]	1.29	1.25	1.35	1.32	1.36
Ratio of net investment income (loss) to average net assets	(.05)[e]	.18	(.24)	.05	(.54)	(.23)
Portfolio Turnover Rate	13.95[d]	22.75	78.54	67.21	53.06	74.83
Net Assets, end of period ($ x 1,000)	15,667	15,411	11,573	11,230	16,079	14,116

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	9.45	8.04	7.83	7.64	6.65	7.88
Investment Operations:						
Investment (loss)–net[a]	(.03)	(.06)	(.09)	(.06)	(.10)	(.07)
Net realized and unrealized gain (loss) on investments	(.08)	1.47	.30	.25	1.09	(1.16)
Total from Investment Operations	(.11)	1.41	.21	.19	.99	(1.23)
Net asset value, end of period	9.34	9.45	8.04	7.83	7.64	6.65
Total Return (%)[b]	(1.16)[c]	17.54	2.68	2.49	14.89	(15.61)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.06[d]	2.18	2.06	2.09	2.10	2.15
Ratio of net expenses to average net assets	2.06[d]	2.18	2.06	2.09	2.10	2.15
Ratio of net investment (loss) to average net assets	(.76)[d]	(.77)	(1.09)	(.74)	(1.32)	(1.03)
Portfolio Turnover Rate	13.95[c]	22.75	78.54	67.21	53.06	74.83
Net Assets, end of period ($ x 1,000)	3,023	4,762	9,415	15,503	18,072	16,873

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended November 30, 2007 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended May 31,			
Per Share Data ($):						
Net asset value, beginning of period	9.48	8.06	7.84	7.65	6.65	7.88
Investment Operations:						
Investment (loss)–net[a]	(.03)	(.05)	(.08)	(.05)	(.09)	(.06)
Net realized and unrealized gain (loss) on investments	(.07)	1.47	.30	.24	1.09	(1.17)
Total from Investment Operations	(.10)	1.42	.22	.19	1.00	(1.23)
Net asset value, end of period	9.38	9.48	8.06	7.84	7.65	6.65
Total Return (%)[b]	(1.06)[c]	17.62	2.81	2.48	15.04	(15.61)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.99[d]	2.00	2.02	2.07	2.08	2.13
Ratio of net expenses to average net assets	1.99[d]	2.00	2.02	2.07	2.08	2.13
Ratio of net investment (loss) to average net assets	(.69)[d]	(.53)	(1.03)	(.72)	(1.30)	(1.02)
Portfolio Turnover Rate	13.95[c]	22.75	78.54	67.21	53.06	74.83
Net Assets, end of period ($ x 1,000)	3,372	3,538	2,745	3,156	3,810	3,698

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.23	8.60	8.28	8.06	6.94	8.12
Investment Operations:						
Investment income (loss)−net [b]	.01	.05	.06	.06	(.02)	.02
Net realized and unrealized gain (loss) on investments	(.07)	1.58	.31	.16	1.14	(1.20)
Total from Investment Operations	(.06)	1.63	.37	.22	1.12	(1.18)
Distributions:						
Dividends from investment income−net	–	–	(.05)	–	–	–
Net asset value, end of period	10.17	10.23	8.60	8.28	8.06	6.94
Total Return (%)	(.59)[c]	18.95	4.45	2.73	16.14	(14.53)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.10[d]	.87	.84	.83	1.08	.86
Ratio of net expenses to average net assets	1.10[d]	.87	.84	.83	1.08	.86
Ratio of net investment income (loss) to average net assets	.22[d]	.58	.66	.80	(.30)	.25
Portfolio Turnover Rate	13.95[c]	22.75	78.54	67.21	53.06	74.83
Net Assets, end of period ($ x 1,000)	868	712	653	977	21,374	25,573

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	9.69	8.22	7.97	7.74	6.69	7.90
Investment Operations:						
Investment (loss)−net [a]	(.03)	(.03)	(.05)	(.02)	(.06)	(.03)
Net realized and unrealized gain (loss) on investments	(.07)	1.50	.30	.25	1.11	(1.18)
Total from Investment Operations	(.10)	1.47	.25	.23	1.05	(1.21)
Net asset value, end of period	9.59	9.69	8.22	7.97	7.74	6.69
Total Return (%) [b]	(1.03) [c]	17.88	3.14	2.97	15.70	(15.32)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.94 [d]	1.75	1.66	1.65	1.59	1.60
Ratio of net expenses to average net assets	1.94 [d]	1.75	1.66	1.65	1.59	1.60
Ratio of net investment (loss) to average net assets	(.64) [d]	(.31)	(.66)	(.31)	(.81)	(.48)
Portfolio Turnover Rate	13.95 [c]	22.75	78.54	67.21	53.06	74.83
Net Assets, end of period ($ x 1,000)	477	417	593	648	764	557

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.

See notes to financial statements.

Class Z Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.21	8.59	8.31	8.02	6.90	8.10
Investment Operations:						
Investment income (loss)−net [a]	.02	.04	(.00)[b]	.03	(.02)	(.00)[b]
Net realized and unrealized gain (loss) on investments	(.08)	1.58	.31	.26	1.14	(1.20)
Total from Investment Operations	(.06)	1.62	.31	.29	1.12	(1.20)
Distributions:						
Dividends from investment income−net	–	–	(.03)	–	–	–
Net asset value, end of period	10.15	10.21	8.59	8.31	8.02	6.90
Total Return (%)	(.59)[c]	18.86	3.74	3.62	16.23	(14.82)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[d]	1.02	1.04	1.02	1.10	1.14
Ratio of net expenses to average net assets	.99[d]	1.02	1.04	1.02	1.10	1.14
Ratio of net investment income (loss) to average net assets	.32[d]	.43	(.05)	.34	(.31)	(.02)
Portfolio Turnover Rate	13.95[c]	22.75	78.54	67.21	53.06	74.83
Net Assets, end of period ($ X 1,000)	313,573	334,808	331,203	399,440	475,277	531,104

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Premier Third Century Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T and 200 million shares of $.001 par value Common Stock of Class Z. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class Z shares are not available for new accounts and bear a service fee. Class A shares and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other

differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in

accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended November 30, 2007, Mellon Bank earned $6,069 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $101,985,706 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to May 31, 2007. If not applied, $6,435,541 of the carryover expires in fiscal 2010 and $95,550,165 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended November 30, 2007, was approximately $5,700 with a related weighted average annualized interest rate of 5.64%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to the Management Agreement ("Agreement") with the Manager, the management fee is computed at an annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Pursuant to the Agreement, if in any full fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average daily net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2007, there was no expense reimbursement pursuant to the Agreement.

During the period ended November 30, 2007, the Distributor retained $2,967 and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $2,635 and $303 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2007, Class B, Class C and Class T shares were charged $13,270, $13,156 and $505, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2007, Class A, Class B, Class C and Class T shares were charged $19,452, $4,423, $4,386, and $505, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, Class Z shares were charged $119,491 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $95,572 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2007, the fund was charged $13,953 pursuant to the custody agreement.

During the period ended November 30, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $209,623, Rule 12b-1 distribution plan fees $4,077, shareholder services plan fees $16,424, custodian fees $9,281, chief compliance officer fees $3,214 and transfer agency per account fees $37,122.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2007, amounted to $47,798,960 and $68,559,065, respectively.

At November 30, 2007, accumulated net unrealized appreciation on investments was $57,540,398, consisting of $66,427,337 gross unrealized appreciation and $8,886,939 gross unrealized depreciation.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors of the fund held on July 19-20, 2007, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee

and expense ratio with a group of comparable funds and a broader group of funds that were selected by Lipper and are not required to use one or more social screens when choosing securities for the funds' portfolios ("Expense Group I" and "Expense Universe I," respectively) and with a group of funds and a broader group of funds that were selected by Lipper and use one or more social screens when choosing securities for the funds' portfolios ("Expense Group II" and "Expense Universe II," respectively). The fund's portfolio managers use social screens when choosing securities for the fund's portfolio, as described in the fund's prospectus. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select each Expense Group and Expense Universe.

The Board reviewed the results of the comparisons for each Expense Group and Expense Universe. The Board reviewed the range of management fees and expense ratios of the funds in each Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile of each Expense Group and Expense Universe II and ranked in the fourth quintile of Expense Universe I.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and comparisons of performance to two groups of funds composed of the same funds included in Expense Group I and Expense Group II ("Performance Group I" and "Performance Group II," respectively) and to two corresponding broader groups of funds ("Performance Universe I" and "Performance Universe II," respectively). The Manager also provided a comparison of the fund's calendar year total returns to the returns of its benchmark index. The Board noted that the fund's performance was below the medians of each Performance Group and of Performance Universe I for the reported periods ended May 31, 2007 and was above the median of Performance Universe II for the 1-year period and below the medians of Performance Universe II for each other reported period. The

Manager reminded the Board that in December 2005 the fund's investment strategy was revised and new portfolio managers were appointed.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), noting that none of the Similar Funds were required to use social screens when choosing securities for their portfolios. Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with substantially similar investment objectives, policies and strategies as the fund. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided; it was noted that the Similar Funds had management fees that were higher, lower and comparable to the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fees.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances of the fund, including any decline in assets, and the extent to which economies of scale would be realized if

the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including any soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund were adequate and appropriate.
- While the Board was concerned with the fund's performance, the Board believed the Manager was seeking to improve it.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**The Dreyfus Premier
Third Century Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DTCAX | Class B: DTCBX | Class C: DTCCX |
| | Class I: DRTCX | Class T: DTCTX | Class Z: DRTHX |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

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